EXHIBIT 99.2

MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE NINE MONTHS ENDED DECEMBER 31, 2014

The following discussion and analysis of the results of operations and financial position of Levon Resources Ltd. (the “Company” or “Levon”) for the nine months ended December 31, 2014 should be read in conjunction with the December 31, 2014 Unaudited Condensed Consolidated Interim Financial Statements (“the Financial Statements”) and the notes thereto.

This Management Discussion and Analysis (“MD&A”) is dated February 6, 2015 and discloses specified information up to that date. Levon is classified as a “TSX issuer” for the purposes of National Instrument 51-102. The Financial Statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

Throughout this report we refer to “Levon”, the “Company”, “we”, “us”, “our” or “its”. All these terms are used in respect of Levon Resources Ltd. We recommend that readers consult the “Cautionary Statement” on the last page of this report. Additional information relating to the Company is available on SEDAR at www.sedar.com and the Company’s website at www.levon.com.

Vic Chevillon, MA, CPG, Vice President of Exploration and Director for Levon is a “qualified person” as such term is defined in National Instrument 43-101 and has reviewed and approved the scientific and technical disclosure contained in this Management Discussion and Analysis.

NON-GAAP MEASURES

In this document “Loss before other items per Share, and basic and diluted” are non-GAAP measures, as they do not have any standardized meanings as prescribed by IFRS. They are used to assist management in measuring the Company’s ability to finance operations and meet financial obligations. Non-GAAP measures should not be considered in isolation or construed as alternatives to their most directly comparable measure calculated in accordance with IFRS, or other measures of financial performance calculated in accordance with IFRS. The non-GAAP measures are unlikely to be comparable to similar measures presented by other issuers.

BUSINESS DESCRIPTION

Levon is a metals exploration stage public company listed on the Toronto Stock Exchange (“the TSX”) under the symbol LVN, on the Frankfurt Stock Exchange under the symbol L09 and on the OTCQX under the symbol LVNVF. Levon commenced trading on the TSX on February 13, 2012, and concurrently de-listed its shares from the TSX Venture Exchange, where its common shares were formerly listed. The Company is a reporting issuer in each of the Provinces of Canada, except Quebec. The Company’s principal business activities are the exploration and development of exploration and evaluation assets.

At this time, the Company has no operating revenues, and does not anticipate any operating revenues until the Company is able to find, acquire, place in production and operate a mine. Historically, the Company has raised funds to fund its operations through equity financing and the exercise of options and warrants.

On March 25, 2011, the Company acquired all of the shares of Valley High Ventures Ltd. (“VHV”) pursuant to a court-approved plan of arrangement (the “Arrangement”). Prior to the Arrangement, VHV was a Canadian based precious and base metal exploration company with projects located in Mexico, British Columbia and Yukon. Prior to the Arrangement, VHV owned 49% of the Cordero Project (as hereinafter defined) and the Company held the remaining 51% interest. As consideration for the Company’s acquisition of VHV’s 49% interest in the Cordero Project, together with VHV’s cash assets, VHV shareholders received one Common Share of the Company and 0.125 of a share of a new exploration company, Bearing Resources Ltd. (“Bearing”). In connection with the Arrangement, all of VHV’s exploration assets other than the Cordero Project and the Perla property were transferred to Bearing, as well as $1,800,000 in cash. Upon the Arrangement becoming effective, former VHV shareholders were issued an aggregate of 73,322,636 Common Shares, representing approximately 43% of the issued and outstanding Common Shares of the Company on a fully-diluted basis, and 100% of the shares of Bearing. The acquisition consolidated Levon’s ownership of the Cordero Project to 100% through their wholly owned Mexico subsidiary company Minera Titan. Levon also formed an operating company Administración de Proyectos Levon en México, S.A. de C.V., which is under contract to Minera Titan to complete the Cordero Project exploration program.

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MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE NINE MONTHS ENDED DECEMBER 31, 2014

BUSINESS DESCRIPTION (Continued)

The Company’s wholly-owned subsidiary VHV is incorporated under the laws of British Columbia, Canada, and the Company has three wholly-owned subsidiaries incorporated under the laws of Mexico, namely Administración de Proyectos Levon en México, S.A. de C.V., Minera Titan S.A. de C.V. and Minera El Camino, S.A. de C.V. Levon also has three wholly-owned subsidiaries incorporated under the laws of British Virgin Islands, namely Aphrodite Asset Holdings Ltd, Turney Assets Limited and Citrine Investment Holdings Ltd.

CORPORATE DEVELOPMENTS

During the nine months ended December 31, 2014, the Company earned 9.9% interest in Pershing Gold Corporation (“Pershing”) by acquiring 35,178,572 shares of common stock at USD $0.28 per share for an aggregate amount of USD $9,850,000. The purchase of shares of Pershing represents the first step in a new Levon strategic plan to diversify its portfolio of assets. Pershing's common stock is listed on the OTCQB under the symbol PGLC.

During the nine months ended December 31, 2014, the Company closed a private placement with a group of US investors including Dr. Phillip Frost, Barry Honig and Michael Brauser. 27,000,000 shares were issued pursuant to a private placement at $0.22 per share for proceeds of USD $5,400,000.

During the nine months ended December 31, 2014, 4,400,000 shares were issued pursuant to a private placement at $0.25 per share for proceeds of USD $1,000,000. In connection with the placement, Levon paid USD$25,000 cash, 110,000 common shares and 132,000 share purchase warrants. Each warrant is exercisable at a price of $0.26 per share for a period of 12 months.

OVERALL PERFORMANCE

Cordero Silver, Gold, Zinc, Lead Project, Mexico

The Company’s wholly owned Cordero-Sanson Project (“the Cordero Project”) is located 35 km northeast of the town of Hidalgo Del Parral, in the southern part of the state of Chihuahua in north central Mexico. In February of 2009, the Company commenced field work on the Cordero Project exploring for large scale, bulk tonnage, porphyry type Ag, Au, Zn, Pb deposits, a number of which have been recently discovered in similar geologic settings in north central Mexico (Penasquito, Pitarrilla, Camino Rojo and others).

Levon optioned the Cordero property through a joint venture agreement with VHV in 2009 to explore and develop the property as operator from the beginning of the joint venture.

The Cordero project mining claims are all unpatented federal lode mining claims under Mexican law, which provide mineral exploration and mining rights. The annual assessment on the mining claims are all owned and administered and maintained by Minera Titan.

The total area of the Levon Cordero claim holding is approximately 19,900 hectares, which Levon owns 100%. In 2013, Levon exercised option to purchase agreements on two inlying claim blocks over a discovery area and also purchased and explored the Aida claim in the center of the discovery area.

In 2014, lands surrounding the Levon claims that had been previously withdrawn from mineral entry by a Federal Mexico Government natural gas reserve came open to mineral entry and claim staking. Levon staked 5 new mining claims (total area of about 17,170 hectares) to extend the property to the west and south. The new claim applications have been submitted to Mexican mining authorities for review and approval before mineral rights are formally transferred to Minera Titan. The total number of hectares ultimately approved by the Mexican mining authorities may be different. Should all claims receive approval, the total area covered by Levon claims will be increased to 37,000 hectares.

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MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE NINE MONTHS ENDED DECEMBER 31, 2014

OVERALL PERFORMANCE (Continued)

Cordero Silver, Gold, Zinc, Lead Project, Mexico (Continued)

The Company’s exploration has focused mainly within the Cordero Project Porphyry Belt defined in a southern tier of the main claim block. The Cordero Porphyry Belt is defined through 15 km of strike with widths from 3-5 km, by six mineralized porphyry and diatreme intrusive centers. Three of eight Phase1 exploration holes in 2009 were discovery holes in the central part of the Belt. The discovery holes intersected economic metal grades over mineable, bulk tonnage widths (news release November 3, 2009). Over the next five years, Levon followed up the discovery holes with offset and grid drilling to define mineral resources, which have been updated as the discovery has expanded through four Phases of accelerated exploration and grid drilling. An initial NI 43-101 was published June 21, 2011 (news release of June 12, 2011) with an updated resources announced on June 19, 2012 (NI 43-101 report filed on July 31, 2012 and then amended May 8, 2013) (news release of May 15, 2013).

On January 30, 2012, a first and favorable Preliminary Economic Assessment (PEA) was published on the then current exploration results (news release of January 30, 2012) The PEA was constrained to the upper 30% of the resource at the surface located off of the Aida claim since at that time the claim was not owned. The PEA was thus an interim document to be updated in the future.

The PEA was a collaboration between M3 and IMC and authored and approved by Herbert E. Welhener, MMSA-QPM, SME Registered Member #3434330RM, of IMC who is the independent Qualified Person for purposes of this Preliminary Economic Assessment and the associated updated resource calculation. The PEA was announced January 30, 2012, published on March 12, 2012, amended on May 8, 2013. The PEA was derived by considering the uppermost 30% portion of the first resource outside a central claim that was not owned by the Company. The PEA considers mining through the Stage 4 open pits. The PEA projects a pre-tax Internal Rate of Return (IRR) of 19.5 % and an after-tax IRR of 14.8% (at a silver price of $25.15/oz., gold price of $1,384.77/oz., zinc price of $0.91 per pound, and lead price of $0.96 per pound) over a projected 15 years to complete the first four stages of open pit mining. The potential metal production over the 15 years of mining is 131,156,000 ounces of silver, 190,000 ounces of gold, 1,373,359,000 pounds of zinc, and 1,033,407,000 pounds of lead. Mill feed production rates are estimated at 40.0 thousand tonnes per day (Tpd) or 14.6 million tonnes per year. The capital cost of the project is estimated to be $646,800,000, with operating costs (mine, mill, process plant, operating, general administration, treatment, and transportation charges) estimated at $13.82 per tonne

A PEA should not be considered to be a prefeasibility or feasibility study, as the economics and technical viability of the Project have not been demonstrated at this time. For example the Cordero resource has not been completely delineated by drilling and the resource is open to expansion on strike and at depth and within the newly acquired claim in the center of the resource. Also modeled waste (non-mineralized rock) in the PEA open pits is mostly surrounding the resources in areas that have yet to be drilled. The undrilled areas within the modeled open pits are considered proximal resource targets with potential of adding to the resource once they are drilled. The preliminary economic assessment is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. Closer spaced drilling is required to try and convert the posted resource (all categories) to mineral reserves. Furthermore, there is no certainty that the preliminary economic assessment will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

In 2013, the Company purchased the Aida claim outright and completed exploration and grid drilling across the claim with better than expected results (news release of April 30, 2014 and supporting materials of April 30, 2014). The Aida claim drill results were sufficient to require a 2014 update of the Cordero resource (news release September 3, 2014, corrected September 5, 2014), which is supported by the NI 43-101 Technical report (October 18, 2014 filed with SEDAR www.sedar.com).

To date, Levon has drilled a total of 274 core holes (126,916 m) total at Cordero including the expansion and resource definition drilling and initial exploration drilling in outlying targets. The outlying target drilling encountered mineralization in each of the targets for future exploration follow up, but Levon's focus has been on expanding the bulk tonnage, open pit resource.

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MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE NINE MONTHS ENDED DECEMBER 31, 2014

OVERALL PERFORMANCE (Continued)

Cordero Silver, Gold, Zinc, Lead Project, Mexico (Continued)

In 2014, an updated Cordero mineral resource was announced (news releases of September 3, 2014, September 5, 2014) and the accompanying Canadian National Instrument 43-101 technical report filed on SEDAR (www.sedar.com) (news release of October 20, 2014). The resource is constrained and tabulated within the geometry of a revised open pit, and includes an indicated resource containing 488,494,796 ounces (ozs) silver, 1,366,129 ozs gold, 9.0 billion pounds (B lbs) zinc and 4.7 B lbs lead in 848.5 million tonnes (M t) of material grading 41.03 silver equivalent grams per tonne (g/t), including 17.91 g/t silver, 0.05 g/t gold, 0. 479 percent (%) zinc, and 0.254 % lead, at a cut off grade of 15 g/t silver equivalent. The open pit resource geometry contains an additional inferred resource of 44,448,039 ozs silver, 84,746 ozs gold, 663,311 M lbs zinc, 396,532 M lbs lead within 92,158 million tonnes of material grading 31.4 g/t silver equivalent including 15.00 g/t silver, 0.029 g/t gold, 0.327 % zinc, and 0.195 % lead at a cut off grade of 15 g/t silver equivalent (Table 1). The open pit resource shell measures 2.5 kilometers by 1.6 kilometers and is 600 meters deep with a low overall strip ratio of 1.20 waste to mineralized material. A map and cross sections of the open pit may be viewed on Levon’s website (www.levon.com) and in the report posted on SEDAR (www.sedar.com).

The 2014 mineral resource is based on 120,239 meters (m) of drilling in 245 core holes which is an addition of 19,396 m of drilling in 36 core holes over the drill information used for the June 2012 mineral resource estimate.

A summary of the updated resource estimate is shown in Table 1. Resource grades are expressed as silver equivalents, which equate to projected recovered metals. Silver equivalent is calculated using the most recent metallurgical testing recoveries for each metal. The resource shell is defined based on the deductions for mining and operating costs per tonne, including estimated transportation and refining costs for each metal in a projected mill concentrate (Table 2). Silver equivalents are calculated at $20 / oz silver, $1250 / oz gold, 0.94 cents / lb zinc, and 0.95 cents / lb lead.

As with previous resource estimates, the 2014 Cordero resource is tabulated within an open pit geometry using an inverse distance estimation block model. The assay intervals are composited into 10 m bench height lengths for silver, gold, zinc and lead, which are estimated into a block model by inverse distance to the sixth power weighting.

The 2014 updated resource modeling also incorporates the latest second round of metallurgical testing results built on the metallurgical testing of the first PEA and supervised by M3. The latest metallurgy indicates improved metal recoveries (NI 43-101 report of October 18, 2014) including for gold, which is included in the 2014 resource.

The 2014 Cordero represents a 34% increase in indicated mineral resources over the July 2012 resource.

Total Resource								Contained Metal
Class	Cutoff	ktonnes	AgEq, g/t	Ag, g/t	Au, g/t	Zn, %	Pb, %	Ag oz	Au oz	Zn B lbs	Pb B lbs
	AgEq, g/t
Indicated	15	848,462	41.03	17.91	0.050	0.479	0.254	488,494,796	1,366,129	8.953	4.742
Inferred	15	92,158	31.39	15.00	0.029	0.327	0.195	44,448,039	84,746	0.663	0.367

Table 1. Summary of the September 03, 2014 updated Cordero mineral resource.

Table 2. Silver equivalent calculation variables: metal prices, estimated recovery through a standard flotation mill with separate zinc and lead circuits, estimated away from property smelting and refining charges*.

Silver Equivalents Calculation Variables
		% Metal	Estimated smelter
Metal	Metal Price	Recovery	and refining charges
Ag	$20.00	85.0	$0.024/g
Au	$1,250.00	18.0	$0.00/g
Zn	$0.94	81.0	$0.32/lb
Pb	$0.95	80.0	$0.42/lb

*Costs used to define the resource shell include $6.00/t process cost, $0.75/t G&A, $1.75/t mining cost and the estimated TCRC costs.

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MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE NINE MONTHS ENDED DECEMBER 31, 2014

OVERALL PERFORMANCE (Continued)

Future Exploration

At Cordero, the latest 2014 mineral resource remains open to expansion since it has not yet been fully delineated with step out drill holes. The Company expects to follow the recommendation of the 2014 updated Cordero resource report for additional metallurgical testing and economic modeling in the future.

Exploration Potential

Cordero Project geology, metal assemblages and scale of the porphyry controlled mineralized centers recognized by Levon appear to be most analogous with the Penasquito mine of Goldcorp. The Company believes Cordero Project geology, mineralization and exploration results to date support and extend this geologic analogy. The initial Levon Cordero Project discovery was (hole C09-5) centered on a diatreme breccia (news release of November 3, 2009) directly analogous with the Penasquito open pit deposits.

Levon recognition of porphyry controlled Ag, Au, Zn, Pb mineralization 1 km to the northeast (hole C09-8) (news release of November 3, 2009) lead to the application of porphyry exploration model, well known around the world, to guide Cordero Project exploration. The discovery holes and subsequent exploration and grid drilling established that the discovery holes have penetrated a single large scale bulk tonnage body of mineralization contained within portions of three intrusive centers of the Cordero Project Porphyry Belt and mineralization extends into the La Ceniza stock to further northeast. The Pozo de Plata Diatreme, the Cordero Felsic Dome Complex and the Cordero Porphyry Zone respectively with about 3 km of strike length. The mineralization is largely open to expansion on strike and at depth.

Geologically important, younger porphyry style copper and molybdenite mineralization, has been encountered in a northeast part of the Cordero resource at depth (in hole C11-163 from 900 to1,200 m) and possible zinc porphyry, and replacement mineralization beneath the Pozo de Plata Diatreme. Both these geologic occurrences will require future deep exploration follow up.

Outlying Cordero exploration away from the resource encountered mineralization that requires future exploration drilling to fully evaluate the significance. For further details and maps of the Cordero Project, please see our website: www.levon.com. For information on other non-material properties held by the Company, refer to the Company’s AIF, which is available on SEDAR at www.sedar.com.

Because of the Cordero Project successes, Levon has launched a reconnaissance program to identify additional key Levon assets in other areas for properties with large scale, near term discovery potential. Property identifications and exams are proceeding in favorable mining jurisdictions.

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MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE NINE MONTHS ENDED DECEMBER 31, 2014

OVERALL PERFORMANCE (Continued)

Risks

Exploration and development involve a high degree of risk and few properties are ultimately developed into producing mines. There is no assurance that the Company’s future exploration and development activities will result in any discoveries of commercial bodies of ore. Whether an ore body will be commercially viable depends on a number of factors including the particular attributes of the deposit such as size, grade and proximity to infrastructure, as well as mineral prices and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in a mineral deposit being unprofitable.

The Company’s projections are estimates only based on management’s assessment of facts at the time of the projections. Management believes these projections to be reasonable but actual results may differ.

For more information on risks and uncertainties facing the Company, refer to the section below named Risk Factors.

Exploration and development involve a high degree of risk and few properties are ultimately developed into producing mines. There is no assurance that the Company’s future exploration and development activities will result in any discoveries of commercial bodies of ore. Whether an ore body will be commercially viable depends on a number of factors including the particular attributes of the deposit such as size, grade and proximity to infrastructure, as well as mineral prices and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in a mineral deposit being unprofitable.

The Company’s projections are estimates only based on management’s assessment of facts at the time of the projections. Management believes these projections to be reasonable but actual results may differ.

For more information on risks and uncertainties facing the Company, refer to the section below named Risk Factors.

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MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE NINE MONTHS ENDED DECEMBER 31, 2014

RESULTS OF OPERATIONS

Three months ended December 31, 2014 compared with the three months ended December 31, 2013

	2014	2013
Expenses
Consulting and management fees	$265,902	$182,248
Depreciation	3,736	5,198
Directors’ fees	97,500	22,500
Exploration expenditures	174,095	1,749,985
General exploration expenditures	138,636	-
Listing and filing fees	31,698	3,707
Office, occupancy and miscellaneous	91,999	26,701
Professional fees	73,895	5,697
Salaries and benefits	63,019	76,880
Share-based compensation	454,566	-
Shareholder relations and promotion	67,241	47,989
Travel	161,303	24,451

Loss before other items	(1,623,590)	(2,145,356)

Other items
Interest income	163,435	152,988
Unrealized foreign exchange gain (loss)	(33,606)	298,768

Net Loss for Year	(1,493,761)	(1,693,600)
Other Comprehensive Loss
Unrealized gain (loss) on available-for-sale securities	396,438	(276)

Total Comprehensive Loss for Year	$(1,097,323)	$(1,693,876)

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MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE NINE MONTHS ENDED DECEMBER 31, 2014

RESULTS OF OPERATIONS (Continued)

Three months ended December 31, 2014 compared with the three months ended December 31, 2013 (Continued)

During the three months ended December 31, 2014, the Company’s net loss decreased by $199,839 from a net loss of $1,693,600 for the three months ended December 31, 2013 to a net loss of $1,493,761 for the three months ended December 31, 2014. The overall decrease in the net loss as compared to the prior period was due to the factors discussed below:

Consulting and management fees

Consulting and management fees increased by $83,654 during the period from $182,248 during the three months ended December 31, 2013 to $265,902 during the three months ended December 31, 2014. Current period’s higher balance is mainly attributed to $15,000 USD paid to a New York firm to conduct public relations consulting services commencing February 2014.

Directors’ fees

Directors’ fees increased by $75,000 during the period from $22,500 during the three months ended December 31, 2013 to $97,500 during the three months ended December 31, 2014. During the period, a special committee was formed to evaluate business transactions presented to Levon. The special committee is comprised of five directors. Current period’s higher balance is attributed to $15,000 accrued to each of the five directors in recognition of their participation within the special committee.

Exploration expenditures

Exploration expenditures decreased by $1,575,890 during the period from $1,749,985 for the three months ended December 31, 2013 to $174,095 for the three months ended December 31, 2014. Prior period’s higher balance is mainly attributed to a drilling program being conducted resulting in overall higher expenditures, in particular drilling and exploration expenditures that amounted to $1,104,450 in prior period.

General exploration expenditures

General exploration expenditures of $138,636 in the current period relates to consulting, travel, and due diligence expenditures incurred on locating and reviewing mining projects to potentially conduct a business transaction with.

Listing and filing fees

Listing and filing fees increased by $27,991 during the period from $3,707 for the three months ended December 31, 2013 to $31,698 for the three months ended December 31, 2014. Current period’s higher balance is mainly attributed to amounts paid to the Toronto Stock Exchange in connection with the listing of the two private placements closed during the period.

Office, occupancy and miscellaneous

Office, occupancy and miscellaneous increased by $68,198 during the period from $5,697 the three months ended December 31, 2013 to $73,895 for the three months ended December 31, 2014. Current period’s higher balance is attributed to increasing the Company’s director and officer insurance from $3M to $10M, as well as a one-time Mexican tax payment in the amount of approximately $48,000.

Professional fees

Professional fees increased by $68,189 during the period from $5,697 for the three months ended December 31, 2013 to $73,895 for the three months ended December 31, 2014. Current period’s higher balance is mainly attributed to legal fees incurred in connection with the purchase of 35,178,572 shares of Pershing Gold Corporation (“Pershing”). Pershing’s common stock is traded on OTCQX under the symbol PGLC.

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MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE NINE MONTHS ENDED DECEMBER 31, 2014

RESULTS OF OPERATIONS (Continued)

Three months ended December 31, 2014 compared with the three months ended December 31, 2013 (Continued)

Share-based compensation

Share-based compensation increased by $454,566 from $Nil during the three months ended December 31, 2013 to $454,566 during the three months ended December 31, 2014. Current period’s higher balance is attributed to stock options granted and vested. 4,075,000 stock options were granted in October 2014 with a vesting period every three months over one year. No stock options were granted in prior period.

Travel

Travel expense increased by $136,852 from $24,451 during the three months ended December 31, 2013 to $161,303 during the three months ended December 31, 2014. Overall increase is attributed to increased travel activities to promote the Cordero project and to locate potential new acquisitions.

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MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE NINE MONTHS ENDED DECEMBER 31, 2014

RESULTS OF OPERATIONS (Continued)

Nine months ended December 31, 2014 compared with the nine months ended December 31, 2013

	2014	2013

Expenses
Consulting and management fees	$669,459	$522,657
Depreciation	11,208	15,594
Directors’ fees	142,500	75,000
Exploration expenditures	938,472	2,620,316
General exploration expenditures	264,728	-
Listing and filing fees	82,682	70,279
Office, occupancy and miscellaneous	171,343	123,252
Professional fees	157,263	123,386
Salaries and benefits	158,640	175,314
Share-based compensation	960,542	35,594
Shareholder relations and promotion	252,527	161,102
Travel	250,438	47,714

Loss before other items	(4,059,802)	(3,970,208)

Other items
Interest income	515,479	419,242
Unrealized foreign exchange gain (loss)	(46,661)	249,580

Net Loss for Year	(3,590,984)	(3,301,386)
Other Comprehensive Loss
Unrealized income (loss) on marketable securities	396,380	(1,081)

Total Comprehensive Loss for Year	$(3,194,014)	$(3,302,467)

During the nine months ended December 31, 2014, the Company’s net loss increased by $289,598 from a net loss of $3,301,386 during the nine months ended December 31, 2013 to a net loss of $3,590,984 during the nine months ended December 31, 2014. The overall increase in the net loss as compared to the prior year was due to the factors discussed below:

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MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE NINE MONTHS ENDED DECEMBER 31, 2014

RESULTS OF OPERATIONS (Continued)

Nine months ended December 31, 2014 compared with the nine months ended December 31, 2013 (Continued)

Consulting and management fees

Consulting and management fees increased by $146,802 during the period from $522,657 during the nine months ended December 31, 2013 to $669,459 during the nine months ended December 31, 2014. Current period’s higher balance is mainly attributed to $15,000 USD paid to a New York firm to conduct public relations consulting services commencing February 2014.

Directors’ fees

Directors’ fees increased by $67,500 during the period from $75,000 during the nine months ended December 31, 2014 to $142,500 during the nine months ended December 31, 2014. During the period, a special committee was formed to evaluate business transactions presented to Levon. The special committee is comprised of five directors. Current period’s higher balance is mainly attributed to $15,000 accrued to each of the five directors in recognition of their participation within the special committee.

Exploration expenditures

Exploration expenditures decreased by $1,681,844 during the period from $2,620,316 during the nine months ended December 31, 2013 to $938,472 during the nine months ended December 31, 2014. Prior period’s higher balance is mainly attributed to a drilling program being conducted resulting in overall higher expenditures, in particular drilling and exploration expenditures that amounted to $1,121,334 in prior period.

General exploration expenditures

General exploration expenditures of $264,728 in the current period relates to consulting, travel, and due diligence expenditures incurred on locating and reviewing mining projects to potentially conduct a business transaction with.

Office, occupancy and miscellaneous

Office, occupancy and miscellaneous expense increased by $48,091 during the period from $123,252 during the nine months ended December 31, 2013 to $171,343 during the nine months ended December 31, 2014. Current period’s higher balance is attributed to a one-time Mexican tax payment in the amount of approximately $48,000.

Professional fees

Professional fees increased by $33,887 during the period from $123,386 during the nine months ended December 31, 2013 to $157,263 during the nine months ended December 31, 2014. Current period’s higher balance is mainly attributed to legal fees incurred in connection with the purchase of 35,178,572 shares of Pershing Gold Corporation (“Pershing”). Pershing’s common stock is traded on OTCQX under the symbol PGLC.

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MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE NINE MONTHS ENDED DECEMBER 31, 2014

RESULTS OF OPERATIONS (Continued)

Nine months ended December 31, 2014 compared with the nine months ended December 31, 2013 (Continued)

Share-based compensation

Share-based compensation increased by $924,948 from $35,594 for the nine months ended December 31, 2013 to $960,542 for the nine months ended December 31, 2014. Current period’s higher balance is attributed to more stock options granted and vested compared to prior period. 4,075,000 stock options were granted in the current period compared to 100,000 stock options in the prior period.

Shareholder relations and promotion

Shareholder relations and promotion increased by $91,425 from $161,102 during the nine months ended December 31, 2013 to $252,527 during the nine months ended December 31, 2014. In May 2014, the Company entered into an agreement with a US firm for it to act as the principal American liason in connection with the Company’s listing on the OTCQX. The Company pays the US firm $7,500 USD per month in connection with its services.

Travel

Travel expense increased by $202,724 from $47,714 during the nine months ended December 31, 2013 to $250,438 during the nine months ended December 31, 2014. Overall increase is attributed to increased travel activities to promote the Cordero project and to locate potential new acquisitions.

SUMMARY OF QUARTERLY RESULTS

Period ended	Dec 31 2014 Q3	Sep 30 2014 Q2	Jun 30 2014 Q1	Mar 31 2014 Q4	Dec 31 2013 Q3	Sep 30 2013 Q2	Jun 30 2013 Q1	Mar 31 2013 Q4
Loss before other items	(1,623,590)	(1,375,696)	(1,060,516)	(1,861,248)	(2,145,356)	(1,043,846)	(781,006)	(595,817)
Net Loss	(1,493,761)	(910,154)	(1,187,069)	(1,777,012)	(1,693,600)	(1,122,346)	(485,440)	(465,847)
Basic Loss per Share	(0.00)	(0.00)	(0.01)	(0.01)	(0.01)	(0.01)	(0.00)	(0.00)

All of the information above is presented in accordance with IFRS. Quarterly results often fluctuate with changes in exploration and expenses and non-cash items such as share-based compensation.

12

MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE NINE MONTHS ENDED DECEMBER 31, 2014

LIQUIDITY AND CAPITAL RESOURCES

The Company has financed its operations to date through the issuance of common shares. Currently, the Company has sufficient capital to conduct further exploration on its existing properties. The consolidated financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The Company’s ability to continue as a going concern is dependent upon the continued support from its shareholders, the discovery of economically recoverable reserves, the ability of the Company to obtain the financing necessary to complete development and achieve profitable operations in the future. The outcome of these matters cannot be predicted at this time.

As at December 31, 2014 the Company had working capital $46,370,064 compared to working capital of $41,506,961 at March 31, 2014.

Year Ended	December 31, 2014	March 31, 2014
Working Capital	46,370,064	41,506,961
Deficit	76,258,780	72,675,558

Working capital increased by $4,863,103 from $41,506,961 as at March 31, 2014 to $46,370,064 as at December 31, 2014. The increase is mainly attributed to an increase in marketable securities of $11,835,150 offset by a decrease in cash of $7,080,579.

CASH FLOW

	December 31, 2014	December 31, 2013

Cash used in operating activities	$(2,038,113)	$(3,643,857)
Cash used in investing activities	(12,097,010)	(2,152,048)
Cash provided by financing activities	7,054,544	-
Increase in cash and cash equivalents	$(7,080,579)	$(5,795,905)
Cash balance, beginning of the year	41,685,776	49,311,914
Cash balance, end of the year	$34,605,197	$43,516,009

Operating Activities:

Cash used in operating activities for the nine months ended December 31, 2014 was $2,038,113 compared to $3,643,857 for the nine months ended December 31, 2013. The decrease in cash used in operating activities is mainly attributed to an overall decrease in exploration expenditures incurred during the nine months ended December 31, 2014.

Investing Activities:

Cash used in investing activities for the nine months ended December 31, 2014 was $12,097,010 compared to $2,152,048 for the nine months ended December 31, 2013. Cash used by investing activities for the nine months ended December 31, 2014 relates to the purchase of convertible debentures of $1,000,000 and purchase of marketable securities of $11,097,010. Cash used in investing activities for the nine months ended December 31, 2013 relates to entering into an agreement to purchase a 100% interest in the Aida mining claim, located in a central part of the Cordero Project claim block for $2,000,000 USD. Acquisition of the Aida claim consolidated Levon’s 100% ownership of all mining claims in the Cordero mining district.

Financing Activities:

Cash provided by financing activities of 7,054,544 for the nine months ended December 31, 2014 relates two private placements issued, as well as stock options exercised. Cash provided by financing activities was $Nil for the nine months ended December 31, 2013 as no financing was raised.

13

MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE NINE MONTHS ENDED DECEMBER 31, 2014

OFF-BALANCE SHEET ARRANGEMNETS

The Company has not entered into any off-balance sheet transactions

RELATED PARTY TRANSACTIONS

Due to related parties consists of the following:

	December 31, 2014	March 31, 2014
Chevillon Exploration. (ii)	$-	$3,579
Coral Gold Resources Ltd. (iii)	53,760	43,582
Directors	38,282	-
Great Thunder Gold Corp. (iii)	914	787
Oniva (i)	14,039	33,718
	$106,995	$81,666

(i) Oniva is a private company related by way of common directors.

(ii) Chevillon Exploration is a private company controlled by a director and officer of the Company.

(iii) Coral Gold Resources Ltd. and Great Thunder Gold Corp. are public companies related by way of common directors.

Related party transactions are measured at the estimated fair values of the services provided or goods received.

Management transactions

The Company has identified its directors and certain senior officers as its key management personnel. The compensation costs for key management personnel for the nine months ended December 31, 2014 and 2013 are as follows:

	December 31, 2014	December 31, 2013
Salaries and benefits	$94,484	$72,295
Consulting and management fees (i)	548,104	515,190
Share-based compensation	537,563	-
	$1,180,151	$587,485

(i) Consulting and management fees include management fees paid to a company controlled by a director and officer of the company and has been included as part of exploration expense.

14

MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE NINE MONTHS ENDED DECEMBER 31, 2014

PROPOSED TRANSACTIONS

The Company does not have any proposed transactions.

SIGNIFICANT ACCOUNTING JUDGEMENTS AND ESTIMATES

The preparation of financial statements requires management to make judgments, estimates, and assumptions that affect the application of policies and reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of expenses during the reporting period. In particular, significant judgments made by management in the application of IFRS during the preparation of the financial statements and estimates with a risk of material adjustment are:

•	Realization of exploration and evaluation assets

The investment in exploration and evaluation assets on the Cordero Project comprises a significant portion of the Company’s assets. Realization of the Company’s investment in the exploration and evaluation assets is dependent upon the Company obtaining permits, the satisfaction of local governmental requirements, the attainment of successful production from the properties, or from the proceeds upon disposal of the Company’s properties. Resource exploration and development is highly speculative and involves inherent risks. While the rewards if an ore body is discovered can be substantial, few properties that are explored are ultimately developed into producing mines.

•	Environmental

Environmental legislation is becoming increasingly stringent and the costs of regulatory compliance are increasing. The impact of new and future environmental legislation on the Company’s operations may cause additional expenses and restrictions. If the restrictions adversely affect the scope of exploration and development of the Cordero Project, the potential for production on the property may be diminished or negated.

The Company is subject to laws and regulations relating to environmental matters in all jurisdictions in which it operates, including provisions relating to property reclamation, discharge of hazardous material and other matters. The Company may also be held liable should environmental problems be discovered that were caused by former owners and operators of its properties and properties in which it has previously had an interest. The Company conducts its mineral exploration activities in compliance with applicable environmental protection legislation.

Future obligations to retire an asset, including dismantling, remediation and ongoing treatment and monitoring of the site related to normal operations, are initially recognized and recorded as a liability based on estimated future cash flows discounted at a credit adjusted risk free rate.

At December 31, 2014 and March 31, 2014, the Company is not aware of any existing environmental problems related to any of its current or former properties that may result in material liability to the Company.

•	Impairment assessment

At each financial position reporting date, the carrying amounts of the Company’s assets are reviewed to determine whether there is any indication that those assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. Where the asset does not generate cash flows that are independent from other assets, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs.

At December 31, 2014 and March 31, 2014, there are no indications that suggest that the Company’s assets are impaired.

15

MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE NINE MONTHS ENDED DECEMBER 31, 2014

SIGNIFICANT ACCOUNTING JUDGEMENTS AND ESTIMATES (Continued)

•	Recoverability of amounts receivable

The balance in amounts receivable includes value added taxes to be recovered in Mexico. At each financial position reporting date, the carrying amounts of the Company’s amounts receivable are reviewed to determine whether there is any indication that those assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any.

The Company is corresponding with the Mexican government to recover the Mexican value added tax. During the nine months ended December 31, 2014, the Company recovered Mexican value added tax of approximately $538,000. At December 31, 2014 and March 31, 2014, there are no indications that suggest that the Company’s Mexican value added taxes are not recoverable.

•	Valuation of share-based payments

The Company uses the Black-Scholes option pricing model for valuation of share-based payments. Option pricing models require the input of subjective assumptions including expected price volatility, interest rate and forfeiture rate. Changes in the input assumptions can materially affect the fair value estimate and the Company’s earnings and equity reserves.

•	Income taxes

In assessing the probability of realizing income tax assets, management makes estimates related to expectations of future taxable income, applicable tax opportunities, expected timing of reversals of existing temporary differences and likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified.

•	Deprecation for equipment

Depreciation expense is allocated based on assumed asset lives. Should the asset life or depreciation rates differ from the initial estimate, an adjustment would be made in the consolidated statements of operations and comprehensive loss.

•	Contingencies

By their nature, contingencies will only be resolved when one or more uncertain future events occur or fail to occur. The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events.

•	Fair value hierarchy

Where the fair value of financial assets and financial liabilities recorded in the statements of financial position cannot be derived from active markets, their fair value is determined using valuation techniques including discounted cash flow models. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgment is required in establishing fair values. The judgments include considerations of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions about these factors could affect the reported fair value of financial instruments.

While management believes that these judgments and estimates are reasonable, actual results could differ from those estimates and could impact future results of comprehensive income and cash flows. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and further periods if the review affects both current and future periods. There were no significant changes in estimates during the third quarter of the year ended March 31, 2015.

16

MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE NINE MONTHS ENDED DECEMBER 31, 2014

RISK FACTORS

In addition to the other information presented in this MD&A, the following should be considered carefully in evaluating the Company and its business. This MD&A contains forward-looking statements that involve risk and uncertainties. The Company’s actual results may differ materially from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed below and elsewhere in this MD&A.

We will be required to raise additional capital to mine our properties. The Company is currently in the exploration stage of its properties. If the Company determines based on its most recent information that it is feasible to begin operations on its properties, the Company will be required to raise additional capital in order to develop and bring the properties into production. Our ability to raise funds will depend on several factors, including, but not limited to, current economic conditions, our properties, our prospects, metal prices, businesses competing for financing an our financial condition. There can be no assurance that we will be able to raise funds, or to raise funds on commercially reasonable terms.

The commercial quantities of ore cannot be accurately predicted. Whether an ore body will be commercially viable depends on a number of factors including the particular attributes of the deposit, such as size, grade and proximity to infrastructure, as well as mineral prices and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in a mineral deposit being unprofitable.

The mining industry is highly speculative and involves substantial risks. The Company is engaged in mineral exploration and development activities which, by their nature, are speculative due to the high risk nature of the business. Any investment in the common shares of the Company should be considered a highly speculative investment due to the nature of the Company’s business. Such risk factors could materially affect the Company’s future financial results and could cause actual results and events to differ materially from those described in forward looking statements and forward looking information.

The Company’s properties are all at the exploration stage and have no proven reserves. All of the Company’s properties are in the exploration stage only and are without a known body of ore. If the Company does not discover a body of ore in its properties, the Company will search for other properties where they can continue similar work.

The Company’s mineral exploration efforts may be unsuccessful. Despite exploration work on its mineral claims, no known bodies of commercial ore or economic deposits have been established on any of the Company’s properties. In addition, the Company is at the exploration stage on all of its properties and substantial additional work will be required in order to determine if any economic deposits occur on the Company’s properties. Even in the event commercial quantities of minerals are discovered, the exploration properties might not be brought into a state of commercial production. Finding mineral deposits is dependent on a number of factors, including the technical skill of exploration personnel involved. The commercial viability of a mineral deposit once discovered is also dependent on a number of factors, some of which are particular attributes of the deposit, such as size, grade and proximity to infrastructure, as well as metal prices. Most of these factors are beyond the control of the entity conducting such mineral exploration. The Company is an exploration stage company with no history of pre-tax profit and no income from its operations

Competition for mineral land. There is a limited supply of desirable mineral lands available for acquisition, claim staking or leasing in the areas where the Company contemplates expanding its operations and conducting exploration activities. Many participants are engaged in the mining business, including large, established mining companies. Accordingly, there can be no assurance that the Company will be able to compete successfully for new mining properties.

17

MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE NINE MONTHS ENDED DECEMBER 31, 2014

RISK FACTORS (Continued)

Competition for recruitment and retention of qualified personnel. We complete with other exploration companies, many of which have greater financial resources than us or are further in their development, for the recruitment and retention of qualified employees and other personnel. Competition for exploration resources at all levels is currently very intense, particularly affecting the availability of manpower, drill rigs and supplies. If we require and are unsuccessful in acquiring additional personnel or other exploration resources, we will not be able to grow at the rate we desire or at all.

Uncertainty of exploration and development programs. The Company’s profitability is significantly affected by the costs and results of its exploration and development programs. As mines have limited lives based on proven and probable mineral reserves, the Company actively seeks to expand its mineral reserves, primarily through exploration, development, and strategic acquisitions. Exploration for minerals is highly speculative in nature, involves many risks and is frequently unsuccessful. Among the many uncertainties inherent in any gold or silver exploration and development program are the location of economic ore bodies, the development of appropriate metallurgical processes, the receipt of necessary governmental permits and the construction of mining and processing facilities. Assuming the discovery of an economic deposit, depending on the type of mining operation involved, several years may elapse from the initial phases of drilling until commercial operations are commenced and, during such time, the economic feasibility of production may change. Accordingly, the Company’s exploration and development programs may not result in any new economically viable mining operations or yield new mineral reserves to expand current mineral reserves.

Licenses and permits. The operations of the Company require licenses and permits from various governmental authorities. The Company believes that it holds all necessary licenses and permits under applicable laws and regulations and believes that it is presently complying in all material respects with the terms of such licenses and permits. However, such licenses and permits are subject to change in various circumstances. There can be no guarantee that the Company will be able to obtain or maintain all necessary licenses and permits as are required to explore and develop its properties, commence construction or operation of mining facilities and properties under exploration or development or to maintain continued operations that economically justify the cost.

Litigation. Although the Company is not currently subject to litigation, it may become involved in disputes with other parties in the future, which may result in litigation. Any litigation could be costly and time consuming and could divert our management from our business operations. In addition, if the Company is unable to resolve any litigation favorably, it may have a material adverse impact on the Company’s financial performance, cash flow and results of operations.

Acquisitions. The Company undertakes evaluations of opportunities to acquire additional mining properties. Any resultant acquisitions may be significant in size, may change the scale of the Company’s business, and may expose the Company to new geographic, political, operating, financial and geological risks. The Company’s success in its acquisition activities depends on its ability to identify suitable acquisition candidates, acquire them on acceptable terms, and integrate their operations successfully. Any acquisitions would be accompanied by risks, such as a significant decline in the price of gold or silver, the ore body proving to be below expectations, the difficulty of assimilating the operations and personnel of any acquired companies, the potential disruption of the Company’s ongoing business, the inability of management to maximize the financial and strategic position of the Company through the successful integration of acquired assets and businesses, the maintenance of uniform standards, controls, procedures and policies, the impairment of relationships with customers and contractors as a result of any integration of new management personnel and the potential unknown liabilities associated with acquired mining properties. In addition, the Company may need additional capital to finance an acquisition. Historically, the Company has raised funds through equity financing and the exercise of options and warrants. However, the market prices for natural resources are highly speculative and volatile. Accordingly, instability in prices may affect interest in resource properties and the development of and production from such properties that may adversely affect the Company’s ability to raise capital to acquire and explore resource properties. There can be no assurance that the Company would be successful in overcoming these risks or any other problems encountered in connection with such acquisitions.

18

MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE NINE MONTHS ENDED DECEMBER 31, 2014

RISK FACTORS (Continued)

Conflict of interest. Certain directors and officers of the Company are officers and/or directors of, or are associated with, other natural resource companies that acquire interest in mineral properties. Such associations may give rise to conflicts of interest from time to time. The directors are required by law, however, to act honestly and in good faith with a view to the best interests of the Company and its shareholders and to disclose any personal interest which they may have in any material transaction which is proposed to be entered into with the Company and to abstain from voting as a director for the approval of such transaction.

Dependence on management. We are dependent on the services of key executives including our President and Chief Executive Officer and other highly skilled and experienced executives and personnel focused on advancing our corporate objectives as well as the identification of new opportunities for growth and funding. Due to our relatively small size, the loss of these persons of our inability to attract and retain additional highly skilled employees required for our activities may have a material adverse effect on our business and financial condition.

Uncertainty of continuity as a going concern. The continuation of the Company depends upon its ability to attain profitable operations and generate cash flow from operations and/or to raise equity capital through the sale of its securities. As a result, there is uncertainty about the Company’s ability to continue as a going concern. The Company’s financial statements do not include the adjustments that would be necessary if the Company were unable to continue as a going concern.

Limited and volatile trading volume. Although the Company’s common shares are listed on the TSX, the United States Over the Counter Bulletin Board, referred to as the “OTCBB”, and the Frankfurt Stock Exchange, referred to as the “FSE”, the volume of trading has been limited and volatile in the past and is likely to continue to be so in the future, reducing the liquidity of an investment in the Company’s common shares and making it difficult for investors to readily sell their shares in the open market. Without a liquid market for the Company’s common shares, investors may be unable to sell their shares at favorable times and prices and may be required to hold their shares in declining markets or to sell them at unfavorable prices.

Volatility of share price. In recent years, securities markets in Canada have experienced a high level of price volatility. The market price of many resource companies, particularly those, like the Company, that are considered speculative exploration companies, have experienced wide fluctuations in price, resulting in substantial losses to investors who have sold their shares at a low price point. These fluctuations are based only in part on the level of progress of exploration, and can reflect general economic and market trends, world events or investor sentiment, and may sometimes bear no apparent relation to any objective factors or criteria.

Market price is highly speculative. The market price of metals is highly speculative and volatile. Instability in metal prices may affect the interest in mining properties and the exploration, development and product ion of such properties. If gold and silver prices substantially decline, this may adversely affect the Company’s ability to raise capital to explore for existing and new mineral properties.

The Company is subject to foreign currency fluctuations. The Company operates in more than one country and the Company’s functional currency is the Canadian Dollar. The Company’s officers are located in Canada, and certain of its mining exploration properties are located in Mexico and the United States. The Company’s financial results are reported in Canadian Dollars. Any appreciation in the currency of the United States, Mexico or other countries where we may carryout exploration activities against the Canadian or US Dollar will increase our costs of carrying out operations in such countries. Fluctuations in and among the various currencies in which the Company operates could have a material effect on the Company’s operations and its financial results.

19

MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE NINE MONTHS ENDED DECEMBER 31, 2014

RISK FACTORS (Continued)

Political or economic instability or unexpected regulatory change. Certain of our properties are located in countries, provinces and states more likely to be subject to political and economic instability, or unexpected legislative change, than is usually the case in certain other countries, provinces and states. Our mineral exploration activities could be adversely effected by:

(i) political instability and violence;

(ii) war and civil disturbances;

(iii) expropriation or nationalization;

(iv) changing fiscal regimes;

(v) fluctuations in currency exchange rates;

(vi) high rates of inflation;

(vii)  underdeveloped industrial and economic infrastructure;

(viii) changes in the regulatory environment governing mineral properties; and

(ix) unenforceability of contractual rights

FINANCIAL INSTRUMENTS AND RISKS

The Company’s financial instruments consist of amounts receivable, reclamation deposits, convertible debentures, accounts payable and due to related parties. The carrying amounts of amounts receivable (excluding IVA and HST), reclamation deposits, convertible debentures, and accounts payable are a reasonable estimate of their fair values due to their short term to maturity. All cash equivalents comprise of cash, bank deposits, cashable guaranteed investment certificates and short-term investments that are readily convertible to known amounts of cash with original maturities of three months or less.

The Company’s financial instruments are exposed to certain financial risks, credit risk, liquidity risk and market risk.

Credit Risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company’s cash is exposed to credit risk.

The Company manages credit risk, in respect of cash, by maintaining the majority of cash at high credit rated Canadian financial institutions. Concentration of credit risk exists with respect to the Company’s cash and reclamation deposits as the majority of the amounts are held with a Canadian and a Mexican financial institution.

Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they become due.

The Company manages its liquidity risk by forecasting cash flows required by operations and anticipated investing and financing activities. The Company has cash and cash equivalents at December 31, 2014 in the amount of $34,605,197 (March 31, 2014 - $41,685,776) in order to meet short-term business requirements. At December 31, 2014, the Company had current liabilities of $256,438 (March 31, 2014- $275,031). Accounts payable have contractual maturities of less than 30 days and are subject to normal trade terms. Advances payable to related parties are without interest or stated terms of repayment.

20

MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE NINE MONTHS ENDED DECEMBER 31, 2014

FINANCIAL INSTRUMENTS AND RISKS (Continued)

Interest Rate Risk

The Company’s cash and cash equivalents consist of cash held in bank accounts, fixed income investments and guaranteed investment certificates that earn interest at variable interest rates. Due to the short-term nature of these financial instruments, fluctuations in market rates do not have a significant impact on estimated fair values as of December 31, 2014. Future cash flows from interest income on cash will be affected by interest rate fluctuations. The Company manages interest rate risk by maintaining an investment policy that focuses primarily on preservation of capital and liquidity.

Foreign Currency Risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in foreign exchange rates. The Company is exposed to foreign currency risk to the extent that monetary assets and liabilities are denominated in foreign currency.

The Company is exposed to foreign currency fluctuation related to its exploration and evaluation assets thereon, and accounts payable in US dollar balances and Mexican pesos (“MXN”). A significant change in the exchange rate between the Canadian dollar relative to the US dollar or Mexican pesos could have an effect on the Company’s financial position, results of operations and cash flows.

NEW ACCOUNTING STANDARDS

New accounting standards and interpretations not yet adopted

The following new standards interpretations and amendments to existing standards have been issued by the IASB but are not effective for the year-ended March 31, 2014; all of the new and revised standards described below may be early-adopted. Some updates that are not applicable or are not consequential to the Company have been excluded from the list below.

Recoverable Amount Disclosures for Non-Financial Assets (Amendments to IAS 36) - Amends IAS 36 Impairment of Assets to reduce the circumstances in which the recoverable amount of assets or cash-generating units is required to be disclosed, clarify the disclosures required, and to introduce an explicit requirement to disclose the discount rate used in determining impairment (or reversals) where recoverable amount (based on fair value less costs of disposal) is determined using a present value technique. Applicable to annual periods beginning on or after January 1, 2014. The Company is currently assessing the impact of adopting amendments of IAS 36 on our consolidated financial statements.

Offsetting Financial Assets and Financial Liabilities (Amendments to IAS 32) - Amends IAS 32 Financial Instruments: Presentation to clarify certain aspects because of diversity in application of the requirements on offsetting, focused on four main areas:

•	the meaning of “currently has a legally enforceable right of set-off”
•	the application of simultaneous realization and settlement
•	the offsetting of collateral amounts
•	the unit of account for applying the offsetting requirements.

Applicable to annual periods beginning on or after January 1, 2014.

21

MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE NINE MONTHS ENDED DECEMBER 31, 2014

NEW ACCOUNTING STANDARDS (Continued)

IFRS 9 Financial Instruments - IFRS 9 was issued in November 2009 and contained requirements for financial assets. This standard addresses classification and measurement of financial assets and replaces the multiple category and measurement models in IAS 39 Financial Instruments – Recognition and Measurement for debt instruments with a new mixed measurement model having only two categories: amortized cost and fair value through profit or loss. IFRS 9 also replaces the models for measuring equity instruments and such instruments are either recognized at FVTPL or at fair value through other comprehensive income. Where such equity instruments are measured at fair value through other comprehensive income, dividends are recognized in profit or loss to the extent not clearly representing a return of investment; however, others gains and losses (including impairments) associated with such instruments remain in accumulated other comprehensive income indefinitely.

Requirements for financial liabilities were added in October 2010 and they largely carried forward existing requirements in IAS 39, except that fair value changes due to credit risk for liabilities designated at FVTPL would generally be recorded in other comprehensive income.

IFRS 9 mandatory adoption has been indefinitely postponed by the IASB, and has no stated effective date. The Company has not yet begun the process of assessing the impact that the new and amended standards will have on its consolidated financial statements or whether to early-adopt any of the new requirements.

OUTSTANDING SHARE DATA

The following is the Company’s outstanding share data as of December 31, 2014 and February 6, 2015.

Common Shares: 231,564,423 as of December 31, 2014 and 231,454,423 as of February 6, 2015.

Stock Options:

Expiry Date	Exercise Price Per Share	Number of Shares Remaining Subject to Options (Dec 31/14)	Number of Shares Remaining Subject to Options (Feb 6/15)
January 28, 2015	$0.70	200,000	-
July 20, 2015	$0.65	400,000	400,000
September 3, 2015	$1.00	3,285,000	3,285,000
November 26, 2015	$0.75	100,000	100,000
November 26, 2015	$1.00	200,000	200,000
November 26, 2015	$1.25	200,000	200,000
March 25, 2016	$0.75	7,920,000	7,920,000
October 3, 2016	$0.75	200,000	200,000
October 3, 2016	$1.50	25,000	25,000
May 15, 2017	$1.00	750,000	750,000
June 7, 2017	$1.00	100,000	100,000
March 10, 2019	$0.40	4,785,000	4,785,000
October 21, 2019	$0.28	4,075,000	4,075,000
TOTAL:		22,240,000	22,040,000

22

MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE NINE MONTHS ENDED DECEMBER 31, 2014

Broker’s Warrants:

Expiry Date	Exercise Price Per Share	Number of Underlying Shares (Dec 31/14)	Number of Underlying Shares (Feb 6/15)
November 4, 2015	$0.26	132,000	132,000
TOTAL:		132,000	132,000

COMMITMENT

The Company has entered into consulting agreements expiring from 2016 to 2019. The Company’s commitment for future minimum payments in respect of these agreements is as follows:

	December 31, 2014	March 31, 2014
Not later than one year	$299,487	$483,662
Later than one year and no later than five years	1,237,337	1,920,000
	$1,536,824	$2,403,662

In April 2014, the Company entered into a five year contract with a private company controlled by the CEO with a monthly payment of USD $25,000. In April 2014 the Company entered into a five year contract with a private company controlled by the VP Exploration with a monthly payment of USD $15,000. In February 2014, the Company entered into a contract with a private company with a monthly payment of USD $15,000 expiring in December 2015 for consulting services.

SUBSEQUENT EVENTS

Subsequent to period end, 200,000 stock options with an exercise price of $0.70 expired unexercised.

Subsequent to period end, the Company recovered Mexican valued added tax of $1,406,629 peso.

23

MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE NINE MONTHS ENDED DECEMBER 31, 2014

INTERNAL CONTROLS OVER FINANCIAL REPORTING

Internal controls over financial reporting are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with IFRS. Management is also responsible for the design of the Company’s internal control over financial reporting in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS.

The Company’s internal controls over financial reporting include policies and procedures that: pertain to the maintenance of records that, in reasonable detail accurately and fairly reflect the transactions and disposition of assets; provide reasonable assurance that transactions are recorded as necessary to permit preparation of the consolidated financial statements in accordance with IFRS and that receipts and expenditures are being made only in accordance with authorization of management and directors of the Company; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on the consolidated financial statements.

Because of their inherent limitations, internal controls over financial reporting can provide only reasonable assurance and may not prevent or detect misstatements. Furthermore, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company’s management, under the supervision of the Chief Executive Officer and the Chief Financial Officer, has evaluated the effectiveness of the Company’s internal controls over financial reporting and has concluded that internal controls over financial reporting were effective as at December 31, 2014.

There has been no change in the Company’s internal controls over financial reporting that occurred during the most recently completed quarter that has materially affected, or is reasonably likely to materially affect, the Company’s internal controls over financial reporting.

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MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE NINE MONTHS ENDED DECEMBER 31, 2014

APPROVAL

The Board of Directors of the Company has approved the disclosure contained in this MD&A.

Cautionary Statement

This MD&A is based on a review of the Company’s operations, financial position and plans for the future based on facts and circumstances as of February 6, 2015. Except for historical information or statements of fact relating to the Company, this document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. Forward-looking statements are frequently, but not always, identified by words such as "expects", "anticipates", "believes", "intends", "estimates", "potential", "possible" and similar expressions, or statements that events, conditions or results "will", "may", "could" or "should" occur or be achieved. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements, except as required by law. These statements involve known and unknown risks, uncertainties, and other factor that may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievement expressed or implied by these forward-looking statements. For the reasons set forth above, investors should not place undue reliance on forward-looking statements. Important factors that could cause actual results, performance or achievements to be materially different from any future results, performance, or achievements that may be expressed or implied by forward-looking statements contained in this MD&A, include but are not limited to risks and uncertainties related to international operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold and other resources; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those risk factors outlined in the Company's most recent AIF.

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